November 4, 2024

Tim Canning
Chief Executive Officer
Wellgistics Health, Inc.
3000 Bayport Drive
Suite 950
Tampa, FL 33607

        Re: Wellgistics Health, Inc.
            Amendment No. 3 to Registration Statement on Form S-1
            Filed October 21, 2024
            File No. 333-280945
Dear Tim Canning:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1
Capitalization, page 44

1. Please explain why there are differences in cash and accumulated deficit amounts in the Pro Forma column as compared to page 49.
Danam Health, Inc.
Statement of Operations, page F-4

2. Please provide us your calculation of net loss per common share. November 4, 2024
Page 2
Community Specialty Pharmacy, LLC
Independent Auditors' Report, page F-95

3. Please have your auditor specify the period(s) covered by each financial statement identified in the report and the period(s) to which the opinion applies. Refer to paragraph 8c of AS 3101.
Alliance Pharmaceutical Solutions, LLC
Independent Auditors' Report, page F-113

4. Please have your auditor specify the period(s) covered by each financial statement identified in the report and the period(s) to which the opinion applies. Refer to paragraph 8c of AS 3101.

       Please contact Tony Watson at 202-551-3318 or Lyn Shenk at 202-551-3380 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Kate Bechen